U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                           STATEMENT REGARDING CHANGE
                      IN MAJORITY OF DIRECTORS PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  Amendment #1






                            VEGA-ATLANTIC CORPORATION
        _________________________________________________________________
        (Exact name of small business issuer as specified in its charter)

                         Commission file number 0-27845


           COLORADO                                              84-1304106
_______________________________                              ___________________
(State or other jurisdiction of                              (I.R.S. Employer
 incorporation of organization)                              Identification No.)



                          435 Martin Street, Suite 2000
                            Blaine, Washington 98230
                    ________________________________________
                    (Address of Principal Executive Offices)


                                 (360) 332-3823
                           ___________________________
                           (Issuer's telephone number)

                            VEGA-ATLANTIC CORPORATION
                          435 Martin Street, Suite 2000
                            Blaine, Washington 98230


                                    STATEMENT
                                      Dated
                                 August 11, 2003


                                     GENERAL

     This statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Statement") is being circulated to the shareholders of Vega-Atlantic Corporation, a Colorado corporation (the "Company"), in connection with a special meeting held by the Board of Directors of the Company approving the execution of and related ancilliary documentation an agreement in principle dated June 19, 2003 and a subsequent merger agreement dated July 22, 2203 (collectively, the "Merger Agreement") among the Company, Vega-Atlantic Acquisition Corporation, the Company's wholly-owned subsidiary (Vega-Atlantic"), Transax Limited, a Colorado corporation ("Transax"), and certain selling shareholders of Transax.

     Pursuant to the terms and conditions of the Merger Agreement and a corresponding contribution agreement, as entered into between the Company and Vega-Atlantic on the closing date of the Merger Agreement: (i) the Company will contribute to Vega-Atlantic 11,066,207 shares of its restricted Common Stock, 4,500,000 stock options and 4,100,000 share purchase warrants; (ii) Vega-Atlantic will exchange therefore with all Transax shareholders an aggregate of 11,066,207 shares of the Company's restricted Common Stock (on the basis of each two Transax shares of common stock exchanged into the right to receive one share of Common Stock of the Company); (iii) Vega-Atlantic will exchange therefore with all Transax optionholders an aggregate of 4,500,000 stock options to replace all stock options presently outstanding in Transax (on the basis of each two Transax stock options exchanged into the right to receive one stock option of the Company); and (iv) Vega-Atlantic will exchange therefore with all Transax warrantholders an aggregate of 4,100,000 share purchase warrants to acquire a further 4,100,000 shares of the Company's Common Stock to replace all share purchase warrants presently outstanding in Transax (on the basis of each two Transax share purchase warrants exchanged into the right to receive one share purchase warrant of the Company.

     On July 22, 2003, the Board of Directors also approved and authorized certain corporate action, including an amendment to the Company's Articles of Incorporation to effect a proposed change in name and adoption of a stock option plan for the Company. The Board of Directors further authorized and directed the filing with the Securities and Exchange Commission and subsequent distribution to the shareholders of record as of May 30, 2003, a notice of special shareholders' meeting and a proxy statement (collectively, the "Proxy Statement"). On approximately July 20, 2003, the Proxy Statement was distributed to all shareholders of the Company.

                       VOTING SECURITIES AND VOTE REQUIRED

     Pursuant to the Proxy Statement, a special meeting of shareholders was held on August 8, 2003 (the "Meeting") for the following purposes: (i) to approve a proposed amendment (the "Amendment") to the Company's Articles of Incorporation, as amended, to effectuate a proposed name change of the Company (the "Name Change") to such name as may be approved by the Board of Directors of the Company in its sole and absolute discretion; (ii) to approve a proposed stock option plan for key personnel of the Company (the "Stock Option Plan"); and
(iii) to ratify the prior actions by shareholders of the Company taken pursuant to a written consent of dated March 25, 2003 approving a reverse stock split effectuated approximately April 2, 2003 (the "Reverse Stock Split").

     Only shareholders of record at the close of business on June 9, 2003 (the "Record Date") were entitled to notice of and to vote the shares of Common Stock, $0.00001 par value, of the Company held by them on such date at the Meeting or any and all adjournments thereof. As of the Record Date an aggregate 1,126,606 shares of Common Stock were outstanding. There was no other class of voting securities outstanding at that date.

     Each share of Common Stock held by a shareholder entitled such shareholder to one vote on each matter that was voted upon at the Meeting. The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock was necessary to constitute a quorum at the Meeting. Assuming that a quorum was present, (i) the affirmative vote of the holders of a majority of the shares of Common Stock outstanding was required to approve the proposed Amendment to effectuate the proposed Name Change to such name as may be approved by the Board of Directors of the Company in its sole and absolute discretion;
(ii) the affirmative vote of the holders of a majority of the shares of Common Stock outstanding was required to approve the proposed Stock Option Plan; and
(iii) the affirmative vote of the holders of a majority of the shares of Common Stock outstanding was required to ratify the prior actions of the shareholders taken pursuant to the written consent of shareholders dated March 25, 2002 approving the Reverse Stock Split.

     On August 8, 2003, the Meeting of shareholders was held with the resulting votes cast either in person or proxy as follows: (i) 822,251 votes FOR approval of the Name Change and 93 votes AGAINST approval of the Name Change; (ii) 732,782 votes FOR approval of the Stock Option Plan and 126 votes AGAINST approval of the Stock Option Plan; and (iii) 822,201 votes FOR ratification of the Reverse Stock Split and 118 votes AGAINST ratification of the Reverse Stock Split.

     Moreover, on August 8, 2003, the shareholders of Transax holding approximately 92.16% of the issued and outstanding shares of common stock of Transax approved the terms and conditions of the Merger Agreement and its related materials.

     It is anticipated that consummation of the Merger Agreement will be effective approximately August 14, 2003. Commensurate with consummation of the Merger Agreement, the Board of Directors of the Company shall appoint Stephen Walters as the President, Chief Executive Officer and a director of the Company, and Nathalie Pilon CMA as the Chief Financial Officer and Secretary of the Company, both effective August 14, 2003. Commensurate with the effectiveness of this Statement, the following additional officers and directors shall be appointed to their respective positions with the Company effective approximately August 22, 2003.

                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                               AND CONTROL PERSONS

     In accordance with the terms and provisions of the Merger Agreement, the Board of Directors of the Company will subsequently (i) appoint Stephen Walters as a director and as the President and Chief Executive Officer of the Company effective August 14, 2003; (ii) appoint Nathalie Pilon CMA as the Chief Financial Officer and Secretary of the Company effective August 14, 2003; (iii) nominate and appoint the following additional persons effective approximately August 22, 2003 to serve as directors of the Company until the next annual meeting of the Company's shareholders or until their respective successor has been elected and qualified; and (iv) nominate and appoint the following additional persons effective approximately August 22, 2003 to serve as officers of the Company.

       Name                Age                  Position with the Company
__________________         ___              _________________________________

Stephen Walters            44               President/Chief Executive Officer
                                            and Director

Graeme Smith               42               Vice President and Director


Nathalie Pilon CMA         35               Chief Financial Officer/Secretary

Laurie Bewes BBA           51               Director

David M. Bouzaid           49               Director

Grant Atkins               43               Director

     STEPHEN WALTERS will be appointed as the President, Chief Executive Officer and a director of the Company, effective on August 14, 2003. Mr. Walters currently is the president, chief executive officer and a director of Transax. Mr. Walters has more than fifteen years of business experience in the Asia-Pacific Region. He is responsible for corporate development initiatives that have seen a successful restructuring of the predecessor company. Mr. Walters is also the founder and principal of the Carlingford Group of companies based in Singapore. In the past twenty-four months, Mr. Walters has raised over $6,000,000 for investment in promising early stage technology companies principally from North America and to expand their operations to the Asia-Pacific region through the establishment of joint ventures with strategic partners and licensing arrangements. The Carlingford Group focuses on companies in the biomedical, computer network and wireless telecommunications industries. Mr. Walters possesses an in depth knowledge of the public markets having previously acted as president and chief executive officer of a USA public company. Mr Walters currently is a director of a number of private companies in Canada and Singapore.

     GRAEME SMITH has been nominated to be appointed as a Vice President and a director of the Company, effective on August 22, 2003. Mr. Smith currently is the vice president and a director of Transax. During the past several years, Mr. Smith was a former general manager of Telstra Technologies of Australia and managing director of Telstra Corporation's customer premises equipment business with a responsibility for a workforce of over 5,500 staff and a cash flow of over $1 billion. Mr. Smith's principal expertise is related to business development, marketing and strategic planning within the telecommunications industry. More recently, Mr. Smith co-founded a private telecommunications company and successfully raised over $100 million in the capital markets for mergers and acquisition purposes. Currently, Mr. Smith is also chairman and president of an organization that specializes in assisting telecommunication companies seeking entry into the global marketplace.

     NATHALIE PILON will be appointed as the Chief Financial Officer and Secretary of the Company, effective on August 14, 2003. Ms. Pilon currently is the chief financial officer and secretary of Transax. Over the past several years, Ms. Pilon has gained significant experience in finance, international accounting, management and strategic planning while acting as controller for development stage corporations, such as Lorus Therapeutics, Inc. (formerly Imutec Corporation Inc.). Ms. Pilon was also formerly chief financial officer for MIV Therapeutics Inc., an OTCBB listed company. Over the past few years, Ms. Pilon consulted with various biotech and high tech companies, including Chromos Molecular Systems and International Hydro Cut. Ms. Pilon holds a CMA designation and obtained her bachelor's degree in Business Administration from Sherbrooke University in 1990.

     LAURIE BEWES has been nominated to be appointed as a director of the Company, to be effective on August 22, 2003. Mr. Bewes currently is a director of Transax. Mr. Bewes has a Bachelor of Business Administration (RMIT) and is a member of the Australian Institute of Company Directors (MAICD). His business background over the past twenty years includes joint ventures, business development, mergers, infrastructure privatization and start-ups across South America (Argentina and Brazil), Asia (Indonesia, Singapore and Malaysia) and Australia/New Zealand. Mr. Bewes has worked in various senior executive positions for companies such as P & O, ANL and TNT.

     DAVID BOUZAID has been nominated to be appointed as a director of the Company, to be effective on August 22, 2003. Mr. Bouzaid currently is a director of Transax. Mr. Bouzaid has accumulated twenty-seven years experience in the health insurance industry within Asia and the Australasia region. Mr. Bouzaid specializes in New Business Development within the health insurance industry and over the past four years he has gained a wealth of experience in Global Healthcare Insurance. Mr. Bouzaid is currently regional director (Asia-Pacific) for Interglobal Insurance Services Ltd. based in Bangkok, Thailand.

     GRANT ATKINS is a director of the Company and has been the President/Chief Executive Officer, Secretary, Treasurer/Chief Financial Officer since October 15, 1998. For the past six years, Mr. Atkins has been self-employed and has acted as a financial and project coordination consultant to clients in government and private industry. He has extensive multi-industry experience in the fields of finance, administration and business development. During 1998 and 1999 Mr. Atkins was a consultant through the private management consulting companies of TriStar Financial Services, Inc. and Investor Communications International, Inc. Mr. Atkins is also a member of the board of directors of Intergold Corporation, a publicly traded corporation formerly engaged in the exploration of gold and silver, and a member of the board of directors of GeneMax Corp., a publicly traded corporation.

     As of the date of this Statement, no director or executive officer of the Company is or has been involved in any legal proceeding concerning: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses) within the past five years; (iii) being subject to any order, judgment or decree permanently or temporarily enjoining, barring, suspending or otherwise limiting involvement in any type of business, securities or banking activity; or (iv) being found by a court, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law (and the judgment has not been reversed, suspended or vacated).

AUDIT COMMITTEE

     As of the date of this Statement the Company has not appointed members to an Audit Committee. As of the date of this Statement no Audit Committee exists. Therefore, the role of an Audit Committee has been conducted by the Board of Directors of the Company.

     The Company intends to establish an Audit Committee with additional appointments to the Board of Directors of the Company, as the case may be. When established, the Audit Committee will be comprised of at least two disinterested members of the Board of Directors of the Company. When established, the Audit Committee's primary function will be to provide advice with respect to the Company's financial matters and to assist the Board of Directors in fulfilling its oversight responsibilities regarding finance, accounting, tax and legal compliance. The Audit Committee's primary duties and responsibilities will be:
(i) to serve as an independent and objective party to monitor the Company's financial reporting process and internal control system; (ii) to review and appraise the audit efforts of the Company's independent accountants; (iii) to evaluate the Company's quarterly financial performance as well as its compliance with laws and regulations; (iv) to oversee management's establishment and enforcement of financial policies and business practices; and (v) to provide an open avenue of communication among the independent accountants, management and the Board of Directors.

     The Board of Directors of the Company has considered whether the provision of such non-audit services would be compatible with maintaining its principal independent accountant's independence. The Board of Directors considered whether the Company's principal independent accountant was independent, and concluded that its principal independent accountant for the previous fiscal years ended March 31, 2002 and March 31, 2003, was independent.

AUDIT FEES

     During the fiscal year ended March 31, 2003, the Company incurred approximately $13,000 in fees to its principal independent accountant for professional services rendered in connection with preparation and audit of the Company's financial statements for fiscal year ended March 31, 2003 and for the review of the Company's financial statements for the quarters ended June 30, 2002, September 30, 2002 and December 31, 2002.

FINANCIAL INFORMATION SYSTEMS DESIGN AND IMPLEMENTATION FEES

     During the fiscal year ended March 31, 2003, the Company did not incur any fees for professional services rendered by its principal independent accountant for certain information technology services which may have included, but were not limited to, operating or supervising or managing the Company's information or local area network or designing or implementing a hardware or software system that aggregate source data underlying the financial statements.

ALL OTHER FEES

     During the fiscal year ended March 31, 2003, the Company did not incur any other fees for professional services rendered by its principal independent accountant for all other non-audit services which may have included, but were not limited to, tax-related services, actuarial services or valuation services.

                             EXECUTIVE COMPENSATION

     As of the date of this Statement none of the officers or directors of the Company are compensated for their roles as directors or executive officers of the Company as the Company is only in the development stage and has not yet realized substantial revenues from business operations. Officers and directors of the Company, however, are reimbursed for any out-of-pocket expenses incurred by them on behalf of the Company. None of the Company's directors or executive officers are party to employment agreements with the Company. The Company presently has no pension, health, annuity, insurance, profit sharing or similar benefit plans.

     Grant Atkins, the current President, Secretary, Treasurer and director of the Company, derives remuneration from the Company indirectly through Investor Communications International, Inc., which provides a wide range of financial, consulting, administrative and management services to the Company on a month-to-month basis as needed.


                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     As a result of the proposed issuance of restricted shares of Common Stock and the grant of options and common stock purchase warrants pursuant to the Merger Agreement, there will be a change in control of the Company. As of the date of consummation of the Merger Agreement, it is anticipated that the Company will issue an aggregate of 11,066,207 shares of its restricted Common Stock to the Transax Shareholders and will grant an aggregate of 4,100,000 warrants and 4,500,000 options to the existing Transax warrantholders and optionholders. The table below reflects ownership assuming all issuance of Common Stock have been made and all grants of options and warrants have been made in accordance with the terms of the Merger Agreement.

     The Board of Directors of the Company hereby set forth the names and addresses, and the approximate number of shares of Common Stock owned of record or to be owned of record or beneficially by each person who owned of record or to be owned of record, or is known by the Company to own beneficially, more than five percent (5) of the Company's Common Stock, and the name and shareholdings of each officer and director of the company, and all officers and directors as a group.

     After completion of the issuances of Common Stock and options and warrants as required by the Merger Agreement, management of the Company anticipates that the total estimated capitalization of the Company will be 12,172,908 shares of Common Stock issued and outstanding on a non-fully diluted basis.

________________________________________________________________________________

Title of Class     Name and Address         Amount and Nature         Percent of
                 of Beneficial Owner     of Beneficial Ownership       of Class
________________________________________________________________________________
                                                       (1)(2)
Common Stock       Carlingford               11,427,425                  76.83%
                   Investments Limited
                   80 Raffles Place
                   #16-20 UOB Plaza II
                   Singapore 048624

                                                       (1)(3)
Common Stock       Cardlink Worldwide Inc.    1,191,870                   9.79%
                   Flat 3, Elstree Court
                   61 Bisham Road
                   Bonsucesso Rio de Janeiro
                   Brazil

                                                       (1)(4)
Common Stock       Stephen Walters            1,000,000                   7.59%
                   Bali View Block A4/7
                   Jl. Cirendeu Raya 40
                   Jakarta Seletan 13419
                   Indonesia

                                                       (1)(5)
Common Stock       Graeme Smith                 150,000                   1.22%
                   25 South Harper's Rd.
                   Woodend
                   Victoria, Australia
                   3442

                                                       (1)(6)
Common Stock       Nathalie Pilon               100,000                   0.08%
                   2919 Ontario Street
                   Vancouver, British Columbia
                   Canada V5T 2Y3

                                                       (1)(7)
Common Stock       Laurie Bewes                 200,000                   0.16%
                   429 Willarong Road
                   Caringbah, Australia
                   N5W 2229

                                                       (1)(8)
Common Stock       David Bouzaid                200,000                   0.16%
                   Jl. Bangka 7
                   Dalam No. 3A
                   Kemang
                   Jakarta Selata 12730
                   Indonesia

                                                       (1)
Common Stock       Grant Atkins                     -0-                      0%
                   435 Martin Street
                   Suite 2000
                   Blaine, Washington 98230

                                                       (9)
Common Stock       All officers and           1,425,000                  10.48%
                   directors
                   as a group (6 persons)

________________________________________________________________________________

(1)
  These are restricted shares of Common Stock.
(2)
  This figure includes (a) an aggregate of 8,727,425 shares of Common Stock of which 4,039,079 shares held of record by Carlingford Investments Limited as trustee on behalf of approximately eighty-five investors will be issued directly to such investors upon the closing of the Merger Agreement; and (b) an assumption of the exercise of an aggregate of 2,700,000 warrants, to be issued by the Company upon the closing of the Merger Agreement, exercisable by Carlingford Investments Limited as trustee on behalf of several investors into 2,700,000 shares of Common Stock at the rate of $1.00 per share expiring on August 14, 2008. Mr. Walters is, at present, the sole director of Carlingford Investments Limited.
(3)
  The 1,191,870 shares of Common Stock will be held of record by Cardlink Worldwide Inc. as trustee on behalf of several underlying shareholders of Cardlink Worldwide Inc.
(4)
  Represents an assumption of the exercise by Mr. Walters of an aggregate of 1,000,000 options to be granted by the Company upon the closing of the Merger Agreement, to acquire 1,000,000 shares of Common Stock at $0.50 per share expiring August 14, 2008.
(5)
  Represents an assumption of the exercise by Mr. Smith of an aggregate of 150,000 options to be granted by the Company upon the closing of the Merger Agreement, to acquire 150,000 shares of Common Stock at $0.50 per share expiring August 14, 2008.
(6)
  This figure includes 50,000 shares of Common Stock presently held by Carlingford Investments Limited on behalf of Ms. Pilon which will be issued directly to Ms. Pilon upon the closing of the Merger Agreement. This figure also represents an assumption of the exercise by Ms. Pilon of an aggregate of 100,000 options to be granted by the Company upon the closing of the Merger Agreement, to acquire 100,000 shares of Common Stock at $0.50 per share expiring August 14, 2008.
(7)
  Represents an assumption of the exercise by Mr. Bewes of an aggregate of 200,000 options to be granted by the Company upon the closing of the Merger Agreement, to acquire 200,000 shares of Common Stock at $0.50 per share expiring August 14, 2008.
(8)
  Represents an assumption of the exercise by Mr. Bouzaid of an aggregate of 200,000 Stock Options to acquire 200,000 shares of common stock at $0.50 per share expiring December 31, 2007.
(9)
  This figure includes the assumption of the exercise of an aggregate of 1,650,000 options into 1,650,000 shares of Common Stock.

     There are no arrangements or understandings among the entities and individuals referenced above or their respective associates concerning election of directors or other any other matters which may require shareholder approval.

                    DELIVERY OF DOCUMENTS TO SECURITY HOLDERS
                               SHARING AN ADDRESS

     One Statement will be delivered to multiple shareholders sharing an address unless the Company receives contrary instructions from one or more of the shareholders. Upon receipt of such notice, the Company will undertake to deliver promptly a separate copy of the Statement to the shareholder at a shared address to which a single copy of the documents was delivered and provide instructions as to how the shareholder can notify the Company that the shareholder wishes to receive a separate copy of the Statement. In the event a shareholder desires to provide such notice to the Company, such notice may be given verbally by telephoning the Company's offices at (360) 332-7734 or by mail to 435 Martin Street, Suite 2000, Blaine, Washington 98230.


                                            By Order of the Board of Directors


                                            Grant Atkins, President